Free Writing Prospectus (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated August 31, 2010)	Filed Pursuant to Rule 433 Registration No. 333-169119 September 3, 2010

$[—] Notes due September 28, 2012 Linked to the Performance of a Basket of Currencies Global Medium-Term Notes, Series A, No. F-154

Key Terms:	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Basket Initial Valuation Date:	September 27, 2010

Issue Date:	September 30, 2010

Basket Final Valuation Date:	September 25, 2012 *

Maturity Date:	September 28, 2012* (resulting in a term to maturity of approximately 2 years)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:

An equally-weighted basket consisting of the currency exchange rates between (i) the U.S. dollar and the Indian rupee (the “USDINR” currency exchange rate), (ii) the U.S. dollar and the Indonesian rupiah (the “USDIDR” exchange rate), and (iii) the U.S. dollar and the Malaysian ringgit (the “USDMYR” currency exchange rate) (each a “currency exchange rate” and a “basket component”, and each of the Indian rupee, Indonesian rupiah and Malaysian ringgit, a “reference currency”). The currency exchange rates on any given day, including the basket initial valuation date and basket final valuation date, will be determined by the calculation agent in accordance with the following:

(a) where the currency exchange rate is “USDINR”, the Indian rupee per U.S. dollar exchange rate which appears on Reuters Screen RBIB at approximately 2:30 p.m. Mumbai time on the relevant date;

(b) where the currency exchange rate is “USDIDR”, the Indonesian rupiah per U.S. dollar exchange rate which appears on Reuters Screen ABSIRFIX01 to the right of the caption “Spot” under the column “IDR” at approximately 11:30 a.m. Singapore time on the relevant date; and

(c) where the currency exchange rate is “USDMYR”, the Malaysian ringgit per U.S. dollar exchange rate which appears on Reuters screen “ABSIRFIX01” to the right of the caption “Spot” under the column “MYR” at approximately 11:30 a.m. Singapore time on the relevant date.

Participation Rate:	120% -160%** ** The actual Participation Rate on the Notes will be set on the basket initial valuation date and will not be less than 120%.

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

If the Basket Performance is positive, you will receive (a) the principal amount of your Notes plus (b) the principal amount of your Notes multiplied by the product of (i) the Participation Rate and (ii) the Basket Performance. Accordingly, your payment per $1,000 principal amount would be calculated as follows:

$1,000 + [$1,000 × (Participation Rate × Basket Performance)]

If the Basket Performance is less than or equal to 0% and equal to or greater than -10%, you will receive (a) the principal amount of your Notes plus (b) the principal amount of your Notes multiplied by the Basket Performance. Accordingly, your payment per $1,000 principal amount would be calculated as follows:

$1,000 + [$1,000 × Basket Performance]

If the Basket Performance is less than or equal to -10%, you will receive 90% of the principal amount of your Notes. Accordingly, your payment per $1,000 principal amount of Notes would be $900.00.

Your principal is protected up to 90% only if you hold the Notes to maturity. Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this free writing prospectus.

Basket Performance:

The Basket Performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The Basket Performance will be calculated as follows:

C( i) Initial = the initial rate (“initial rate”) for each basket component is: [—] with respect to USDINR, [—] with respect to USDIDR and [—] with respect to USDMYR which, in each case, will be the currency exchange rate on the basket initial valuation date, determined as described under “Reference Asset” above;

C(i) Final = The final rate for each basket component, which, in each case, will be the currency exchange rate on the basket final valuation date, determined as described under “Reference Asset” above; and

W( i) = Weighting of each basket component, which is 1/3 for each basket component.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06740PPZ3 and US06740PPZ35

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events for Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100.00%	[—]%	[—]%
Total	$[—]	$[—]	$[—]

‡‡

Barclays Capital Inc. will receive commissions from the Issuer equal to [TBD]% of the principal amount of the notes, or [$TBD] per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated August 31, 2010, the prospectus supplement dated August 31, 2010 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated August 31, 2010 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•	Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below assume a Participation Rate of 120%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

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Basket Performance	Payment at Maturity	Total Return on the Notes
50.00%	$1,600.00	60.00%
25.00%	$1,300.00	30.00%
15.00%	$1,180.00	18.00%
10.00%	$1,120.00	12.00%
5.00%	$1,060.00	6.00%
0.00%	$1,000.00	0.00%
-5.00%	$950.00	-5.00%
-10.00%	$900.00	-10.00%
-20.00%	$900.00	-10.00%
-30.00%	$900.00	-10.00%
-40.00%	$900.00	-10.00%
-50.00%	$900.00	-10.00%

Hypothetical Examples of Amounts Payable at Maturity

The examples set forth below demonstrate how the total returns in the table above are calculated and are provided for illustration purposes only. Assumptions in each of the examples are purely fictional and do not relate to any actual currency exchange rates or Basket Performance. The hypothetical terms do not represent the terms of an actual Note. The examples are hypothetical, and do not purport to be representative of every possible scenario concerning increases or decreases in the basket components on the basket final valuation date relative to the initial rates on the basket initial valuation date. We cannot predict the Basket Performance.

The following examples illustrate the payment at maturity assuming an initial investment of $1,000 and that the currency exchange rates on the basket initial valuation date and basket final valuation date are as indicated.

Example 1: In this case, all reference currencies strengthen against the U.S. dollar. (This occurs when C( i)Final decreases from C(i) Initial, reflecting a fewer number of reference currency per U.S. dollar.)

Step 1: Calculate the Basket Performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Weighted Performance
USDINR Exchange Rate	46.7125	44.4881	5.00%	1/3	1.67%
USDIDR Exchange Rate	9013	8194	10.00%	1/3	3.33%
USDMYR Exchange Rate	3.1275	2.7196	15.00%	1/3	5.00%

Basket Performance					10.00%

Step 2: Calculate the payment at maturity.

Because the Basket Performance of 10% is positive, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount multiplied by the product of (i) Participation Rate and (ii) the Basket Performance, calculated as follows for each Note:

$1,000 + [$1,000 × (Participation Rate × Basket Performance)] = $1,000 + [$1,000 × (120% × 10%)] = $1,120.00

Therefore, the payment at maturity is $1,120.00 per $1,000 principal amount of Notes, representing a 12.00% return on investment over the term of the Notes.

Example 2: In this case, one reference currency strengthens against the U.S. dollar (this occurs when C(i)Final decreases from C(i) Initial, reflecting a fewer number of reference currency per U.S. dollar) while two weaken (this occurs when C(i)Final increases from C(i) Initial, reflecting a greater number of reference currency per U.S. dollar).

Step 1: Calculate the Basket Performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Weighted Performance
USDINR Exchange Rate	46.7125	44.4881	5.00%	1/3	1.67%
USDIDR Exchange Rate	9013	10604	-15.00%	1/3	-5.00%
USDMYR Exchange Rate	3.1275	3.2921	-5.00%	1/3	-1.67%

Basket Performance					-5.00%

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Step 2: Calculate the payment at maturity.

Because the Basket Performance of -5.00% is less than or equal to 0% and greater than -10%, the payment at maturity is equal to (a) the principal amount of the Notes plus (b) the principal amount multiplied by the Basket Performance, calculated as follows for each Note:

$1,000 + [$1,000 × Basket Performance] = $1,000 + [$1,000 × -5.00%)] = $950.00

Therefore, the payment at maturity is $950.00 per $1,000 principal amount of Notes, representing a 5.00% loss on investment over the term of the Notes.

Example 3: In this case, all three reference currencies weaken against the U.S. dollar. (This occurs when C( i)Final increases from C(i) Initial, reflecting a greater number of reference currency per U.S. dollar.)

Step 1: Calculate the Basket Performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Weighted Performance
USDINR Exchange Rate	46.7125	62.2833	-25.00%	1/3	-8.33%
USDIDR Exchange Rate	9013	12876	-30.00%	1/3	-10.00%
USDMYR Exchange Rate	3.1275	4.8115	-35.00%	1/3	-11.67%

Basket Performance					-30.00%

Step 2: Calculate the payment at maturity.

Because the Basket Performance of -30% is less than -10%, the payment at maturity is equal to $900.00 for every $1,000 principal amount of the Notes, representing a 10.00% loss on investment over the term of the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The payment at maturity, the basket final valuation date and the basket components are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect one or more basket components or the reference asset, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Adjustments Relating to Securities with the Reference Asset Comprised of a Basket”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to a return equal to the Participation Rate multiplied by the positive Basket Performance in the event that the Basket Performance is greater than 0%, in addition to the principal amount of your Notes. The actual Participation Rate will be determined on the basket initial valuation date and will not be less than 120%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party.

•

Partial Preservation of Capital at Maturity—You will receive at least 90% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the reference asset. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Considerations—Credit of Issuer” in this free writing prospectus.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

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The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. The Notes should be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Under applicable U.S. Treasury Regulations governing debt obligations with payments denominated in, or determined by reference to, more than one currency, for persons whose functional currency is the U.S. dollar, the Notes will not be foreign currency denominated debt obligations because the “predominant” currency of the Notes is the U.S. dollar. Accordingly, we will treat the Notes as being denominated in U.S. dollars, and payments on the Notes determined by reference to currencies other than the U.S. dollar as contingent payments under the special federal income tax rules applicable to contingent payment debt obligations. Under these rules, if you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes would be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Recently Enacted Legislation. Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 in taxable years beginning after March 18, 2010 will generally be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (such as your Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities. Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the reference currencies. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

•	“Risk Factors—Additional Risks Relating to Notes Which Are Not Fully Principal Protected or Are Partially Protected or Contingently Protected”;

•	“Risk Factors—Additional Risks Relating to Securities Based on a Basket Comprised of More Than One Reference Asset” and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets that are Currencies, an Index Containing Currencies, Shares or Other Interests in an Exchange-Traded Fund Invested in Currencies or Based in Part on Currencies”.

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes are principal protected only up to 90%. The return on the Notes at maturity is linked to the performance of the Indian rupee, Indonesian rupiah and Malaysian ringgit relative to the U.S. dollar and will depend on whether, and the extent to which, the Basket Performance is positive or negative. You will lose 10% of the principal invested if the Basket Performance is less than -10%.

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•

Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•

Notes Bullish on the Reference Currencies—The Basket Performance will only be positive if, on average, the value of the Indian rupee, Indonesian rupiah and Malaysian ringgit strengthen relative to the U.S. dollar. If these reference currencies depreciate in value relative to the U.S. dollar over the term of the Notes, the payment at maturity, and therefore the market value of the Notes, will be adversely affected.

•

Emerging Markets Risk—An investment linked to emerging market currencies, which include the reference currencies, involves many risks beyond those involved in an investment linked to the currencies of developed markets, including, but not limited to: economic, social, political, financial and military conditions in the emerging markets, including especially political uncertainty and financial instability; the increased likelihood of restrictions on export or currency conversion in the emerging markets; the greater potential for an inflationary environment in the emerging markets; the possibility of nationalization or confiscation of assets; the greater likelihood of regulation by the national, provincial and local governments of the emerging market countries, including the imposition of currency exchange laws and taxes; and less liquidity in emerging market currency markets than in those of developed markets. The currencies of emerging markets may be more volatile than those of developed markets and may be affected by political and economic developments in different ways than developed markets. Moreover, the emerging market economies may differ favorably or unfavorably from developed market economies in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

•

The Appreciation of One Reference Currency Relative to the U.S. Dollar May Be Offset by the Depreciation of Another Reference Currency Relative to the U.S. Dollar—The Notes are linked to an equally-weighted basket composed of the basket components. The appreciation of one reference currency relative to the U.S. dollar may be offset, in whole or in part, by the depreciation of another reference currency relative to the U.S. dollar.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the currency exchange rates on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the Indian rupee, Indonesian rupiah, Malaysian ringgit and the U.S. dollar;

•	the expected volatility of the currency exchange rates comprising the basket;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graphs set forth the historical performance of the USDINR, USDIDR and USDMYR currency exchange rates from January 1, 2003 through September 2, 2010 (based on the daily, closing spot exchange rates from Bloomberg L.P.). On September 2, 2010, such closing spot exchange rates of USDINR, USDIDR and USDMYR were 46.7125, 9013 and 3.1275 respectively.

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We obtained the information regarding the currency exchange rates of USDINR, USDIDR and USDMYR below from Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P. The historical performance of the closing currency exchange rates of USDINR, USDIDR and USDMYR should not be taken as an indication of future performance of such currency exchange rates, and no assurance can be given as to the final rates on the basket final valuation date. We cannot give you assurance that the performance of the USDINR, USDIDR and USDMYR currency exchange rates will result in return of more than 90% of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

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